                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. 10)(1)

                             EnPro Industries, Inc.
                             ----------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   29355X 10 7
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 6, 2007
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

----------------
1)    The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

------------------------                                    --------------------
CUSIP No. 29355X 10 7                 13D                      Page 2 of 7 Pages
------------------------                                    --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,305,563
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,305,563
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,305,563
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                    --------------------
CUSIP No. 29355X 10 7                 13D                      Page 3 of 7 Pages
------------------------                                    --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,305,563
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,305,563
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,305,563
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                    --------------------
CUSIP No. 29355X 10 7                 13D                      Page 4 of 7 Pages
------------------------                                    --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,305,563
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,305,563
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,305,563
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                    --------------------
CUSIP No. 29355X 10 7                 13D                      Page 5 of 7 Pages
------------------------                                    --------------------

            The following  constitutes  Amendment No. 10 ("Amendment  No. 10")
to the Schedule 13D filed by the  undersigned.  This  Amendment  No. 10 amends the Schedule 13D as specifically set forth.

      Item 3 is hereby amended and restated to read as follows:

            The aggregate  purchase price of the 2,305,563 Shares owned by Steel
Partners II is approximately $48,541,660.  The Shares owned by Steel Partners II were acquired with partnership funds.

      Item 5(a) is hereby amended and restated to read as follows:

            (a) The aggregate percentage of Shares reported owned by each person named herein is based upon  21,538,700  Shares  outstanding,  which is the total number of Shares  outstanding  as reported in the Issuer's  Quarterly  Report on
Form 10-Q for the quarter ended June 30, 2007, as filed with the  Securities and
Exchange Commission on August 7, 2007.

            As of the close of business on September 6, 2007,  Steel Partners II beneficially  owned 2,305,563 Shares,  constituting  approximately  10.7% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 2,305,563  Shares owned by Steel Partners
II,  constituting  approximately  10.7% of the Shares  outstanding.  As the sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially own the 2,305,563  Shares owned by Steel Partners II,  constituting approximately 10.7% of the Shares outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with  respect  to the  2,305,563  Shares  owned by Steel
Partners II by virtue of his authority to vote and dispose of such Shares.

      Item 5(c) is hereby amended to add the following:

            Schedule A annexed  hereto lists all  transactions  in the Shares by the Reporting  Persons  during the past 60 days. All of such  transactions  were effected in the open market.

------------------------                                    --------------------
CUSIP No. 29355X 10 7                 13D                      Page 6 of 7 Pages
------------------------                                    --------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2007            STEEL PARTNERS II, L.P.

                                    By: Steel Partners, L.L.C.,
                                        General Partner

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                        Lauren Isenman
                                        As Attorney in Fact for Warren G.
                                        Lichtenstein, Managing Member

                                    STEEL PARTNERS, L.L.C.

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                        Lauren Isenman
                                        as Attorney In Fact for Warren G.
                                        Lichtenstein, Managing Member

                                    /s/ Lauren Isenman
                                    --------------------------------------------
                                    LAUREN ISENMAN
                                    as Attorney In Fact for Warren G.
                                    Lichtenstein, Individually

------------------------                                    --------------------
CUSIP No. 29355X 10 7                 13D                      Page 7 of 7 Pages
------------------------                                    --------------------

                                   SCHEDULE A
                                   ----------

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

  Shares of Common Stock           Price Per                  Date of
          (Sold)                    Share($)                   Sale
          ------                    --------                   ----

                             STEEL PARTNERS II, L.P.
                             -----------------------

          (8,683)                   42.1599                  08/21/07
         (53,693)                   42.0109                  08/22/07
          (9,000)                   42.0000                  08/23/07
         (13,200)                   42.1943                  08/27/07
          (1,300)                   42.0000                  08/29/07
          (7,700)                   42.0091                  08/30/07
         (39,021)                   42.0442                  08/31/07
         (39,038)                   42.0512                  09/04/07
          (1,900)                   42.1974                  09/04/07
         (19,712)                   42.1203                  09/05/07
        (123,876)                   42.0035                  09/06/07

                             STEEL PARTNERS, L.L.C.
                             ----------------------

                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------

                                      None